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SEC MAIL RECEIVED PROCESSING
JUN 24 2002
WASH. D.C. 152 SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Manor Care, Inc.
Exact name of registrant as specified in charter

878736
Registrant CIK Number

Form 11-K for fiscal year ended Dec. 31, 2001
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-10858
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toledo, State of Ohio, June 21, 2002.

Manor Care, Inc.

Manor Care, Inc. Retirement Savings and Investment Plan
(Registrant)

By: 
Wade B. O'Brian, Chairman of Employee Benefits Committee


Ann Otley, Secretary of Employee Benefits Committee

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark One)

[X] Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-10858

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MANOR CARE, INC. RETIREMENT SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANOR CARE, INC.
333 N. Summit Street
Toledo, Ohio 43604-2617

Total pages - 14
Exhibit Index - pg 13

Financial Statements and Supplemental Schedule

Manor Care, Inc. Retirement Savings and Investment Plan
with Report of Independent Auditors

December 31, 2001 and 2000

Manor Care, Inc. Retirement Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

0204-0290843

ERNST & YOUNG

■ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

Manor Care, Inc.
Employee Benefits Committee

We have audited the accompanying statements of assets available for benefits of the Manor Care, Inc. Retirement Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 22, 2002

Manor Care, Inc.
Retirement Savings and Investment Plan

Statements of Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Cash	**$ 173,583**	$ 213,989
Investments:		
Vanguard Wellington Fund	**40,620,312**	39,948,239
Janus Fund	**38,786,516**	56,950,099
Vanguard Money Market Fund	**24,765,215**	22,634,653
Manor Care, Inc. Stock	**22,249,252**	18,685,858
T. Rowe Price - Stable Value Fund	**15,047,305**	12,785,086
T. Rowe Price - International Fund	**11,031,402**	15,428,327
Choice Hotels International, Inc. Stock	**2,081,660**	1,451,873
Sunburst Hospitality Corporation Stock	**-**	267,590
Loan Fund	**4,409,853**	4,591,922
	159,165,098	172,957,636
Contributions receivable:		
Employer	**3,097,567**	3,030,844
Employee	**45,326**	493,285
Assets available for benefits	**$ 162,307,991**	$ 176,481,765

See accompanying notes.

5

Manor Care, Inc.
Retirement Savings and Investment Plan

Statements of Changes in Assets Available for Benefits

	Years ended December 31	
	2001	**2000**
Additions		
Employee contributions	**$ 9,381,381**	$ 12,208,897
Employer contributions	**3,097,567**	3,030,844
Interest and dividend income	**3,806,037**	13,439,981
Net realized and unrealized depreciation in fair value of investments *(Note 3)*	**(16,978,352)**	(16,365,659)
Total (deductions) additions	**(693,367)**	12,314,063
Deductions		
Benefit payments	**13,480,031**	33,308,873
General expenses	**376**	3,700
Total deductions	**13,480,407**	33,312,573
Net decrease	**(14,173,774)**	(20,998,510)
Assets available for benefits at:		
Beginning of year	**176,481,765**	197,480,275
End of year	**$ 162,307,991**	$ 176,481,765

See accompanying notes.

Manor Care, Inc.
Retirement Savings and Investment Plan

Notes to Financial Statements

December 31, 2001 and 2000

1. Plan Description

Manor Care, Inc. Retirement Savings and Investment Plan (the Plan), includes all eligible employees of Manor Care of America, Inc. and subsidiaries (MCA), formerly known as Manor Care, Inc. MCA is a wholly owned subsidiary of Manor Care, Inc., but prior to a merger in September 1998 was a separate public company. Pursuant to the spin-off of MCA's lodging operations effective November 1, 1996, the Plan was divided between MCA and Choice Hotels International, Inc. (Choice) employer accounts.

The majority of the administrative expenses are paid by the Plan sponsor.

Contributions

Effective January 1, 2000, the Plan was amended to allow participants to contribute up to 18% (previously 15%) of pretax annual compensation, as defined in the Plan. MCA contributes to the Plan a match of an employee's pretax contribution (50% of the employee's pretax contribution up to 3% of the employee's gross earnings). Employer matching contributions are initially invested in Manor Care Stock, but may be re-directed immediately by the participant.

Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of six investment options: Vanguard Money Market Fund, Vanguard Wellington Fund, T. Rowe Price International Fund, Janus Fund, T. Rowe Price Stable Value Fund and Manor Care, Inc. Stock Fund.

As a result of the Choice spin-off, participants of the Plan received one share of Choice stock for each share of MCA stock. Thus, Choice shares were part of the Plan only as a result of these shares being a dividend payment on the MCA stock in the Plan. The Plan was amended effective November 1, 1996 to allow participants to divest in their Choice stock.

In October of 1997, Choice completed another spin-off to form Sunburst Hospitality Corporation (Sunburst). As a result of the spin-off, participants with balances in the Choice stock fund also had balances in Sunburst. The Choice and Sunburst stock funds are frozen and participants will not be allowed to purchase Choice or Sunburst stock within the Plan. In 2001, participants in the Sunburst stock fund received $7.38 in cash for each share of common stock of Sunburst. Participants were allowed to invest the cash in another investment option of the Plan.

1. Plan Description (continued)

Under the contribution formula described above, the required MCA contributions for the years ended December 31, 2001 and 2000 were $3,097,567 and $3,030,844, respectively, for the matching contribution. The contribution is funded subsequent to year end. MCA contributions were reduced for forfeitures in the amount of $9,267 in 2000. There were no forfeitures in 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution and MCA's matching contribution. Forfeited balances of terminated participants' nonvested accounts are used to reduce future MCA contributions. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Eligibility and Vesting

Effective January 1, 2001, the Plan was amended such that employees are eligible to participate in the Plan after completing 500 hours during six months of service (previously 1,000 hours during one year of service). However, effective January 1, 2001, the Plan is no longer allowing new participants. All Manor Care employees requesting participation in a defined contribution retirement plan will be included in the HCR Stock Purchase and Retirement Savings Plan once that Plan's eligibility requirements are met. Participants are fully vested in their contributions immediately. Participants vest in Plan earnings and MCA matching contributions at the rate of 20% per year after the first three years and are fully vested after seven years of participation in the Plan.

Plan Termination

Although it has not expressed any intent to do so, MCA has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, no new funds will be contributed by MCA, and the assets on hand shall be administered and distributed by the trustee in accordance with the Plan document. Participants will be entitled to receive the amount then credited to their respective accounts in the Plan.

1. Plan Description (continued)

Participant Loans

The Plan may make loans to participants not to exceed one-half of the participant's vested balance or $50,000, whichever is less. Loans are repayable, with interest at the market rate, over a period not to exceed five years, except those for the designated purpose of purchasing a home that is a primary residence which may be paid back in a period of time up to the terms of the mortgage (a maximum of 30 years). The interest rate on the date the loan is processed remains in effect from the time the loan is granted through the repayment period. The interest rate for new loans is updated each quarter and is equal to the prime rate plus 1% on the last business day of each quarter.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan's Summary Plan Description for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The assets of the Plan were held by the Trustee, the Bank of New York, at December 31, 2001 and J.P. Morgan Chase at December 31, 2000. The Plan's investments are recorded at fair value based on their respective quoted market values at year end. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividend income is recorded when declared.

3. Investments

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Years ended December 31	
	2001	**2000**
Manor Care, Inc. Stock	$ **2,708,518**	$ 4,898,454
Choice Hotels International, Inc. Stock	**808,822**	(467,959)
T. Rowe Price - International Fund	**(3,819,326)**	(4,521,269)
Janus Fund	**(16,399,064)**	(16,647,626)
Vanguard Wellington Fund	**(282,096)**	315,384
Sunburst Hospitality Corporation Stock	**4,794**	57,357
	$ **(16,978,352)**	$ (16,365,659)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 29, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Manor Care, Inc.
Retirement Savings and Investment Plan

EIN: 52-1200376 Plan No.: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Current Value
Mutual funds:		
Vanguard Wellington Fund		$ 40,620,312
Janus Fund		38,786,516
Vanguard Money Market Fund		24,765,215
T. Rowe Price International Fund		11,031,402
		115,203,445
Corporate stocks:		
*Manor Care, Inc.		22,249,252
Choice Hotels International, Inc.		2,081,660
		24,330,912
Common trust:		
T. Rowe Price Stable Value Fund		15,047,305
Loans to participants:		
*Loan Fund, various maturity dates	7.5% to 10.0%	4,409,853

*Party-in-interest

REQUIRED INFORMATION

1. Financial Statements

   - Report of Independent Auditors
   - Statements of Assets Available for Benefits as of December 31, 2001 and 2000
   - Statements of Changes in Assets Available for Benefits for the years ended December 31, 2001 and 2000
   - Notes to Financial Statements
   - Schedule of Assets Held at End of Year

   The Plan's financial statements and schedule are prepared in accordance with the financial reporting requirements of ERISA.

2. Exhibits

S-K Item 601 No.		Page
23	Consent of Independent Auditors	14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MANOR CARE, INC. RETIREMENT SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 21, 2002

By: Manor Care, Inc.
Employee Benefits Committee Plan Administrator

By: 
Wade B. O'Brian
Chairman

By: 
Ann Otley
Secretary

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-81833) pertaining to the Manor Care, Inc. Retirement Savings and Investment Plan of our report dated May 22, 2002, with respect to the financial statements and schedule of the Manor Care, Inc. Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Toledo, Ohio
June 20, 2002